May 27, 2009

Lyn Shenk
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C.  20549-3561

Re:	WLG Inc.
Form 10-K: For the fiscal year ended December 31, 2008
Commission file number 333-113564

Dear Mr. Shenk:

This is in reply to your letter of comment dated May 12, 2009 (the “Comment Letter”), regarding WLG Inc.’s (“WLG” or the “Company”) Form 10-K for the period ended December 31, 2008 (the “Form 10-K”).

For your convenience, we have repeated in full the comment in your Comment Letter.  Our response follows that recitation.

Form 10-K for the Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm, Mazars, CPA Limited, page F-1

1.           Please amend your filing to include a dated audit report as required by Item 2-02(a) of Regulation S-X.

WLG Response:

WLG is filing an amendment to its Form 10-K on Form 10-K/A (Amendment No. 1) which includes a dated audit report on page F-1.

WLG hereby acknowledges that:

•	WLG is responsible for the adequacy and the accuracy of the disclosure in the filing referenced above;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and
•	WLG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope our letter is fully responsive to the matter raised in your Comment Letter.  If you have additional comments or require more information, please contact me at your earliest convenience.

Sincerely,

WLG Inc.

By:  /s/David Koontz
David Koontz
Chief Financial Officer

cc. Theresa A. Messinese